EXHIBIT 99.1

POET Technologies Closes Fourth Tranche of Convertible Debentures

 NOT FOR DISSEMINATION TO U.S. NEWSWIRES OR DISCLOSURE IN THE UNITED STATES

TORONTO, Aug. 06, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) is pleased to announce that it has closed a fourth tranche offering of its previously announced 12.0% convertible unsecured debentures (the “Convertible Debentures”), brokered by the Company’s financial advisor IBK Capital. The Company raised gross proceeds of C$550,000 through the fourth tranche closing and, together with the approximately C$4.3 million raised from the first, second and third tranche closings on April 4, May 3, and June 3, 2019, respectively, the Company has now raised approximately C$4.9 million gross of Convertible Debentures. IBK Capital was paid a cash commission of 5.0% of the gross proceeds raised.

Proceeds from the fourth tranche of Convertible Debentures are expected to be used to fund operations pending the completion of the Company’s previously announced sale of its subsidiary DenseLight Semiconductors Pte Ltd., expected in October 2019. The Company expects to continue to solicit interest from potential subscribers for additional tranches of Convertible Debentures over the coming weeks and months. Any subsequent tranches to be completed will be subject to the approval of the TSX Venture Exchange. For a complete description of the terms of the Convertible Debentures, refer to the Company’s press release of April 1, 2019.

The Convertible Debentures are subject to a hold period of four months expiring on December 3, 2019. The Convertible Debentures may be converted in accordance with their terms prior to the expiry of the hold period, but the common shares and warrants comprising the units issued on such conversion (as well as any common shares issued on exercise of such warrants) will be subject to the unexpired balance of the four month hold period.

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable securities laws of any state of the United States, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) or persons in the United States unless registered under the U.S. Securities Act and any other applicable securities laws of the United States or an exemption from such registration requirements is available. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within any jurisdiction, including the United States.

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding the success of the Company’s financing transactions and its ability to further financing steps described in this news release. Such statements include the Company’s expectations with respect to completion of additional tranches of Convertible Debentures, completion of the sale of its DenseLight subsidiary, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding financing activities, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the inability of the Company to cooperate effectively as described in this press release, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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